FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Zelnak, Jr. Stephen P. (Last) (First) (Middle) 5775 Peachtree Dunwoody Road Suite B-200 (Street) Atlanta GA 30342 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Beazer Homes USA, Inc.

BZH

   3. I.R.S. Identification     Number of Reporting     Person, if an entity     (voluntary)

4. Statement for (Month/Day/Year) February 11, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

 X  Director

      10% Owner

      Officer (give title below)

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

 X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options (Right to Buy)	$56.54	2/11/03		A		10,000		2/11/06	2/11/13	Common Stock	10,000		10,000	D

Explanation of Responses:

/s/ David S. Weiss ** Signature of Reporting Person	February 12, 2003 Date
By: David S. Weiss, Attorney-in-Fact

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002

CONFIRMING STATEMENT

and

LIMITED POWER OF ATTORNEY

                This statement confirms that the undersigned, Stephen P. Zelnak, Jr., has authorized, appointed and designated the following individuals as the undersigned's Attorney in Fact for the sole and limited purpose of executing and filing on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of BEAZER HOMES USA, INC:

Ian J. McCarthy

David S. Weiss

C. Lowell Ball

Michael Rand

Each of these individuals is authorized to act alone, without the consent of any of the others, and the authority of under this Statement and Limited Power of Attorney shall continue until the undersigned is no longer required to file Forms 3,4, and 5 with regard to the undersigned's ownership of or transactions in securities of BEAZER HOMES USA, INC., unless earlier revoked in writing. The undersigned acknowledges that the said Attorney in Fact is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: 2/11/03	Signature:	/s/ Stephen P. Zelnak, Jr.
Stephen P. Zelnak, Jr.